UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NextWave Wireless Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65337Y409

(CUSIP Number)

Leonard Chazen, Esq.

Covington & Burling LLP

620 Eighth Avenue

New York, NY 10018

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65337Y409

1.	Names of Reporting Persons Polygon Management Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,180,052(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,180,052(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,180,052(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.4%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)  Includes shares of common stock underlying the Third Lien Subordinated Secured Convertible Note due 2013 issued under the Third Lien Subordinated Exchange Note Exchange Agreement, dated as of October 9, 2008, as amended (the “Third Lien Note”) in outstanding principal amount of $52,602,009.83 convertible into 680,052 shares of common stock, beneficially owned by the Reporting Person.

CUSIP No. 65337Y409

1.	Names of Reporting Persons Polygon Recovery Fund GP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,180,052(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,180,052(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,180,052(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.4%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)  Includes shares of common stock underlying the Third Lien Subordinated Secured Convertible Note due 2013 issued under the Third Lien Subordinated Exchange Note Exchange Agreement, dated as of October 9, 2008, as amended (the “Third Lien Note”) in outstanding principal amount of $52,602,009.83 convertible into 680,052 shares of common stock, beneficially owned by the Reporting Person.

CUSIP No. 65337Y409

1.	Names of Reporting Persons Polygon Recovery Manager LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,180,052(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,180,052(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,180,052(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.4%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)  Includes shares of common stock underlying the Third Lien Subordinated Secured Convertible Note due 2013 issued under the Third Lien Subordinated Exchange Note Exchange Agreement, dated as of October 9, 2008, as amended (the “Third Lien Note”) in outstanding principal amount of $52,602,009.83 convertible into 680,052 shares of common stock, beneficially owned by the Reporting Person.

CUSIP No. 65337Y409

1.	Names of Reporting Persons Polygon Recovery Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,180,052(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,180,052(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,180,052(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.4%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)  Includes shares of common stock underlying the Third Lien Subordinated Secured Convertible Note due 2013 issued under the Third Lien Subordinated Exchange Note Exchange Agreement, dated as of October 9, 2008, as amended (the “Third Lien Note”) in outstanding principal amount of $52,602,009.83 convertible into 680,052 shares of common stock, beneficially owned by the Reporting Person.

CUSIP No. 65337Y409

1.	Names of Reporting Persons Polygon Management L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,180,052(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,180,052(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,180,052(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.4%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)  Includes shares of common stock underlying the Third Lien Subordinated Secured Convertible Note due 2013 issued under the Third Lien Subordinated Exchange Note Exchange Agreement, dated as of October 9, 2008, as amended (the “Third Lien Note”) in outstanding principal amount of $52,602,009.83 convertible into 680,052 shares of common stock, beneficially owned by the Reporting Person.

CUSIP No. 65337Y409

1.	Names of Reporting Persons Polygon Global Partners LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,180,052(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,180,052(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,180,052(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.4%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)  Includes shares of common stock underlying the Third Lien Subordinated Secured Convertible Note due 2013 issued under the Third Lien Subordinated Exchange Note Exchange Agreement, dated as of October 9, 2008, as amended (the “Third Lien Note”) in outstanding principal amount of $52,602,009.83 convertible into 680,052 shares of common stock, beneficially owned by the Reporting Person.

CUSIP No. 65337Y409

1.	Names of Reporting Persons Polygon Global Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,180,052(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,180,052(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,180,052(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.4%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)  Includes shares of common stock underlying the Third Lien Subordinated Secured Convertible Note due 2013 issued under the Third Lien Subordinated Exchange Note Exchange Agreement, dated as of October 9, 2008, as amended (the “Third Lien Note”) in outstanding principal amount of $52,602,009.83 convertible into 680,052 shares of common stock, beneficially owned by the Reporting Person.

CUSIP No. 65337Y409

1.	Names of Reporting Persons Reade E. Griffith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,180,052(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,180,052(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,180,052(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.4%(1)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes shares of common stock underlying the Third Lien Subordinated Secured Convertible Note due 2013 issued under the Third Lien Subordinated Exchange Note Exchange Agreement, dated as of October 9, 2008, as amended (the “Third Lien Note”) in outstanding principal amount of $52,602,009.83 convertible into 680,052 shares of common stock, beneficially owned by the Reporting Person.

CUSIP No. 65337Y409

1.	Names of Reporting Persons Patrick G.G. Dear

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,180,052(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,180,052(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,180,052(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.4%(1)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes shares of common stock underlying the Third Lien Subordinated Secured Convertible Note due 2013 issued under the Third Lien Subordinated Exchange Note Exchange Agreement, dated as of October 9, 2008, as amended (the “Third Lien Note”) in outstanding principal amount of $52,602,009.83 convertible into 680,052 shares of common stock, beneficially owned by the Reporting Person.

Item 1.	Security and Issuer

This Schedule 13D is filed with respect to 3,180,052 shares (the “Shares”) of common stock, par value $0.007 per share, of NextWave Wireless Inc., a Delaware corporation (“NextWave” or the “Issuer”), including 680,052 Shares underlying the Third Lien Subordinated Secured Convertible Note due 2013 (the “Third Lien Note”) issued under the Third Lien Subordinated Exchange Note Exchange Agreement, dated as of October 9, 2008, as amended (the “Third Lien Note Agreement”) in outstanding principal amount of $52,602,009.83.  NextWave’s principal executive offices are located at 12264 El Camino Real, Suite 305, San Diego, California 92130.

Item 2.	Identity and Background

This Schedule 13D is filed on behalf of, Polygon Management Ltd., Polygon Recovery Fund GP, Polygon Recovery Manager LP, Polygon Recovery Fund L.P., Polygon Management L.P., Polygon Global Partners LLP, Polygon Global Partners LP, Mr. Reade E. Griffith and Mr. Patrick G.G. Dear.  Set forth below is the name, address of the principal business and principal office and the state or other place of organization of each of the Reporting Persons that is a corporation, partnership, syndicate and other group, and the name, business address and citizenship of each of the Reporting Persons that is a natural person.  The foregoing persons are hereinafter sometimes referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(a). Item 2(b). Item 2(f).	Name of Person Filing Address of Principal Office or Business Address Citizenship or Place of Organization

Polygon Management Ltd. (“Polygon Management”)
c/o Polygon Global Partners LLP
4 Sloane Terrace
London SW1X 9DQ
United Kingdom
Citizenship: Cayman Islands, British West Indies

Polygon Recovery Fund GP (the “General Partner”)
c/o Polygon Global Partners LLP
4 Sloane Terrace
London SW1X 9DQ
United Kingdom
Citizenship: Cayman Islands, British West Indies

Polygon Recovery Manager LP (the “Recovery Manager”)
c/o Polygon Global Partners LLP
4 Sloane Terrace
London SW1X 9DQ
United Kingdom
Citizenship: Cayman Islands, British West Indies

Polygon Recovery Fund LP (the “Recovery Fund”)
c/o Polygon Global Partners LLP
4 Sloane Terrace
London SW1X 9DQ
United Kingdom
Citizenship: Cayman Islands, British West Indies

Polygon Management L.P. (the “Parent Manager”)
c/o Polygon Global Partners LLP
4 Sloane Terrace
London SW1X 9DQ
United Kingdom
Citizenship: Cayman Islands, British West Indies

Polygon Global Partners LLP (the “UK Investment Manager”)
4 Sloane Terrace
London SW1X 9DQ
United Kingdom
Citizenship: United Kingdom

Polygon Global Partners LP (the “US Investment Manager”)
399 Park Ave., 22nd Floor
New York, NY 10022
Citizenship: Delaware

Reade E. Griffith (“Mr. Griffith”)
c/o Polygon Global Partners LLP
4 Sloane Terrace
London SW1X 9DQ
United Kingdom
Citizenship: United Kingdom

Patrick G. G. Dear (“Mr. Dear”)
c/o Polygon Global Partners LLP
4 Sloane Terrace
London SW1X 9DQ
United Kingdom
Citizenship: United Kingdom

Item 2(c).

The principal business of the Recovery Fund is the making and disposition of investments.  The principal business of the Recovery Manager, the Parent Manager, the UK Investment Manager and the US Investment Manager (collectively, the “Investment Managers”) is that of investment manager.  The principal business of the General Partner is that of general partner of the Recovery Fund.  The principal business of Polygon Management is that of general partner of the Recovery Manager, the Parent Manager and the US Investment Manager.  The principal occupation of each of Messrs. Griffith and Dear is that of principal of the Investment Managers.

Item 2(d).	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price for the 2,500,000 Shares acquired on August 1, 2012 was $0.01.  The Shares acquired on August 1, 2012 were acquired by the Recovery Fund with investment funds of the Recovery Fund.

The consideration for the Third Lien Note acquired on February 8, 2011 was a limited partnership interest in the Recovery Fund.  The Third Lien Note was acquired by the Recovery Fund from an affiliate of the Recovery Fund which held the Third Lien Note directly; at the time, Messrs. Griffith and Dear were also beneficial owners of the Third Lien Note.

None of the Reporting Persons other than the Recovery Fund directly own any of the Shares.

As described further below under Item 4, as an inducement to AT&T’s and Merger Sub’s (as defined below) willingness to enter into the Merger Agreement (as defined below), on August 1, 2012, certain stockholders of NextWave who are entitled to vote an aggregate of approximately 59% of the outstanding shares of the Issuer’s common stock have each entered into separate voting agreements (collectively, the “Voting Agreements”) pursuant to which such stockholders have agreed to vote their shares of Issuer common stock in favor of adoption of the Merger Agreement.  The Recovery Fund has entered into a Voting Agreement (the “Recovery Fund Voting Agreement”) with respect to 2,500,000 shares of common stock.  The Reporting Persons have not received any monetary consideration for entering into the Recovery Fund Voting Agreement.

Item 4.	Purpose of Transaction

The Reporting Persons acquired all the Shares for investment purposes. The Reporting Persons intend to continuously assess the factors affecting the value of NextWave’s securities, including NextWave’s business and financial condition and the transactions described below.  Subject to the agreements described below, the Reporting Persons may increase or decrease their beneficial ownership of NextWave’s securities depending on the results of such assessment and depending on the market price of NextWave’s securities.

Merger of Issuer

On August 1, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), with AT&T Inc. (“AT&T”) and Rodeo Acquisition Sub Inc. (“Merger Sub”), that provides for the acquisition of the Issuer by AT&T by means of a merger (the “Merger”) of Merger Sub with and into the Issuer.  As a result of the Merger, the Issuer will become a wholly-owned subsidiary of AT&T.  The Merger Agreement provides that, upon consummation of the Merger, each share of common stock of the Company will be converted into the right to receive (i) $1.00 per share in cash and (ii) a non-transferable contingent payment right representing a pro rata interest in an amount of up to $25 million held in escrow, which may be reduced in respect of indemnification obligations and other amounts payable to AT&T.  The Merger Agreement contemplates that prior to the effective time of the Merger, the Issuer will form a new holding company for its assets other than its Wireless Communication Services and Advanced Wireless Services wireless spectrum licenses and other assets related exclusively thereto (“NextWave Holdco”) and immediately prior to the closing of the Merger, transfer 100% of the equity in NextWave Holdco to the holders (the “Third Lien Holders”) of the Issuer’s Third Lien Subordinated Secured Convertible Notes due 2013 (the “Third Lien Notes”) issued under the Third Lien Note Agreement in partial redemption of the Third Lien Notes.

Consummation of the Merger is subject to customary conditions, including stockholder approval and all required regulatory approvals.  One of the closing conditions is that the Issuer shall have redeemed all of its outstanding Third Lien Notes, other than those acquired by AT&T, on closing pursuant to the Third Lien Note Purchase Agreement entered into among the Third Lien Holders and AT&T (the “Third Lien NPA”) in exchange for 100% of the equity of NextWave Holdco.  The Third Lien Holders include the Recovery Fund.

The Merger Agreement will terminate automatically if the Merger has not occurred on or prior to July 31, 2013 (with an extension for up to two three-month periods at the option of AT&T if requisite regulatory approvals have not been obtained).  In addition, AT&T has the option to terminate the Merger Agreement under certain other circumstances.

Further details about the Merger are described in the Issuer’s Current Report on Form 8-K filed on August 6, 2012 (the “Issuer Form 8-K”).

Forbearance Agreement

On August 1, 2012, the Issuer, its wholly owned subsidiary Next Wave Wireless LLC and certain subsidiary guarantors entered into a Forbearance Agreement (the “Forbearance Agreement”) with (i) the holders of the Issuer’s Senior Secured Notes due 2012 (such holders, the “First Lien Holders”; such notes, the “First Lien Notes”) issued under the Purchase Agreement, dated as of July 17, 2006, as amended (the “First Lien Purchase Agreement”), (ii) the holders of the Issuer’s Senior-Subordinated Secured Second Lien Notes due 2013 (such holders, the “Second Lien Holders” and, collectively with the First Lien Holders and the Third Lien Holders, the “Holders”; such notes, the “Second Lien Notes” and together with the First Lien Notes and the Third Lien Notes, the “Notes”) issued under the Second Lien Subordinated Note Purchase Agreement, dated as of October 19, 2008, as amended (the “Second Lien Purchase Agreement” and, together with the First Lien Purchase Agreement and the Third Lien Note Agreement, the “Note Agreements”) and (iii) the Third Lien Holders.

Pursuant to the Forbearance Agreement, each Holder has agreed, and directed The Bank of New York Mellon, as collateral agent under each of the Note Agreements (the “Collateral Agent”), to temporarily forbear from exercising their respective rights and remedies in connection with potential defaults and events of default that may occur prior to the Forbearance Termination Date (as defined below).  The occurrence of any “Event of Default” under the Note Agreements would, in the absence of the Forbearance Agreement, entitle the Holders to accrue additional default interest at a rate of 2% per annum, to accelerate the maturity of each respective series of Notes upon notice from the Holders of at least 51% of the outstanding principal amount of such series and to take action to foreclose on NextWave’s wireless spectrum assets, or the stock of NextWave’s subsidiaries which own such wireless spectrum.  If the Forbearance Agreement is terminated without completion of the contemplated transactions, the Holders reserve the right to accrue default interest retroactively for the term of the Forbearance Agreement, and will have the right to pursue all remedies under the Note Purchase Agreements.

The Forbearance Agreement was entered into in connection with the Issuer’s agreement to consummate a series of transactions described in detail below under the heading “NextWave Holdco Transaction.”  The Forbearance Agreement will terminate on the earlier of (i) the consummation of the Merger, (ii) sixty (60) days after the termination of the Merger Agreement and (iii) January 31, 2014 (such date, the “Forbearance Termination Date”).  Additionally, the Forbearance Agreement is subject to earlier termination if a default not covered thereunder (which defaults consist of certain bankruptcy and insolvency-related events) were to occur.

The foregoing is a summary of the material terms of the Forbearance Agreement.  The summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Forbearance Agreement, which is filed herewith as Exhibit 3 and incorporated by reference in this statement.

NextWave Holdco Transaction

The Merger Agreement and the Forbearance Agreement require the Company to complete the transactions in connection with the formation of NextWave Holdco within thirty days following the date of the Merger Agreement or, if regulatory approval is required, as promptly as practicable following receipt of such regulatory approval.

It is contemplated that NextWave Holdco will directly or indirectly hold licenses granted by the FCC authorizing the holder to construct and operate Broadband Radio Service channels, and lease agreements pursuant to which affiliates of NextWave lease Broadband Radio Service channels or lease the excess capacity on certain channels under certain licenses granted by the FCC authorizing the construction and operation of Educational Broadband Service channels (the “Asset Transfer”). In connection with the Asset Transfer, NextWave Holdco will provide a first priority guarantee of the Company’s obligations to the First Lien Holders and a second priority guarantee of the Company’s obligations to the

Second Lien Holders in addition to the guarantees, security interests and pledges previously in place in connection with the Notes

Amended and Restated Third Lien Notes

In connection with the transaction, the Third Lien Notes will be amended and restated and split into two series to provide that certain of the Issuer’s obligations to the Third Lien Holders will remain with the Issuer and the remaining obligations will become direct obligations of NextWave Holdco.  In connection with the amended and restated notes, the holders of the Third Lien Notes have agreed that $325 million of the Issuer’s outstanding obligations under the Third Lien Notes will remain the Issuer’s direct obligations and the remaining principal balance of the Issuer’s Third Lien Notes plus accrued and unpaid interest as of the date the Third Lien Notes are amended and restated will become the direct obligations of NextWave Holdco.

NextWave Holdco Call Right

The noteholder representative will be issued a call right (on behalf of the holders of the NextWave Holdco Third Lien Notes) for the purchase of all of the common stock of NextWave Holdco, which will not be exercisable until receipt of any required regulatory approvals and certain other conditions are met, as described further in the Issuer Form 8-K.

Third Lien NPA

AT&T and Third Lien Holders entered into the Third Lien NPA concurrently with the signing of the Merger Agreement, pursuant to which AT&T will purchase the Third Lien Notes immediately prior to the closing of the Merger (and after the partial redemption of the Third Lien Notes for 100% of the equity interests in NextWave Holdco) for $600 million subject to certain deductions and adjustments, specifically:

•      the aggregate amount to be paid to the First Lien Holders and the Second Lien Holders pursuant to the note purchase agreement, entered into concurrently with the signing of the Merger Agreement, among AT&T and the First Lien Holders (the “First Lien NPA”) and the note purchase agreement, entered into concurrently with the signing of the Merger Agreement, among AT&T and the Second Lien Holders (the “Second Lien NPA”), estimated to represent approximately $385 million;

•      the cash merger consideration to be paid to the holders of the Issuer’s equity securities;

•      repayment of the Issuer’s working capital line of credit as described in the Issuer Form 8-K;

•      the $25 million to be deposited in the escrow fund for the benefit of the Contingent Payment Rights under the Contingent Payment Rights Agreement described in the Issuer Form 8-K under the heading “Contingent Payment Rights, Escrow Fund, Adjustment Amounts and Indemnification of AT&T”;

•      two-thirds (but not more than $4 million of the total amount) of any alternative minimum tax imposed on the Issuer with respect to the Merger, the Third Lien NPA and the transfer of the Other Assets or the Additional Spectrum Assets (as defined in the Merger Agreement); and

•      the aggregate amount of the Issuer’s liabilities (other than liabilities attributable to the Notes) minus the amount of the Issuer’s unrestricted cash.

In addition, $25 million of the purchase price under the Third Lien NPA will be held in an escrow fund to secure the obligations provided for thereunder and described in the Issuer Form 8-K under the heading “Contingent Payment Rights, Escrow Fund, Adjustment Amounts and Indemnification of AT&T.”

The Third Lien Holders have also agreed, among other things, not to transfer the Third Lien Notes without the consent of AT&T, subject to certain exceptions and qualifications relating to such consent right and not to interfere with the Merger or take any action to support a bankruptcy filing of the Issuer.

Voting Agreement

Concurrently with the execution of the Merger Agreement and as an inducement to AT&T’s and Merger Sub’s willingness to enter into the Merger Agreement, certain stockholders of NextWave who are entitled to vote an aggregate of approximately 59% of the outstanding shares of the Issuer’s common stock have each entered into separate Voting Agreements pursuant to which such stockholders have agreed to vote their shares of Issuer common stock in favor of adoption of the Merger Agreement.  The Recovery Fund has entered into the Recovery Fund Voting Agreement with respect to 2,500,000 shares of common stock.

The terms of the Recovery Fund Voting Agreement provides certain restrictions on the ability of the Recovery Fund to enter into certain voting arrangements or transfer its shares until the Recovery Fund Voting Agreement is terminated.  In addition, the Recovery Fund Voting Agreement will terminate upon the earliest to occur of (i) the mutual consent of AT&T and the Recovery Fund; (ii) receipt of the affirmative vote of the Issuer’s stockholders in favor of the Merger Agreement and the transactions contemplated by the Merger Agreement; (iii) the termination of the Merger Agreement; and (iv) reduction of the consideration to be received under the Merger Agreement.

Stock Transfer Agreement

On August 1, 2012, the Recovery Fund purchased pursuant to a Stock Transfer Agreement with Avenue AIV US, L.P. (“Avenue AIV”), Avenue Investments, L.P. (“Avenue Investments”) and Avenue Special Situations Fund IV, L.P. (“Avenue Special”) 2,397,367, 7,409 and 95,224 shares of common stock from each of Avenue AIV, Avenue Investments and Avenue Special, respectively.  The aggregate purchase price for the aggregate of 2,500,000 shares of common stock purchased was $0.01.

The descriptions in this Statement of the Third Lien NPA, Recovery Fund Voting Agreement and Stock Transfer Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are filed herewith as Exhibits 4, 5 and 6, respectively and incorporated by reference in this Statement.

Except as described herein and in the Issuer’s Form 8-K, the Reporting Persons do not as of the date of this Statement have any specific plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a).

As of the date hereof, each Reporting Person may be deemed a beneficial owner of the Shares.  The Shares represent approximately 12.4% of the outstanding Common Stock of the Issuer, on the basis of 25,618,184 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on May 2, 2012, together with the 680,052 shares of common stock underlying the Third Lien Note).

All of the outstanding Shares and the Third Lien Subordinated Note are held directly by the Recovery Fund.  The Investment Managers, the General Partner and Polygon Management have voting and dispository control over securities owned by the Recovery Fund.  Messrs. Griffith and Dear control the Investment Managers, the General Partner and Polygon Management.

As a result of the Voting Agreements discussed above in Items 3 and 4, the Recovery Fund together with the other stockholders who have each entered into separate Voting Agreements, and who collectively beneficially own approximately 59% of the outstanding shares of the Issuer’s common stock, may be deemed to constitute a “group” under Rule 13d-5(b)(1) of the Exchange Act.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a group with the other stockholders who have each entered into separate Voting Agreements for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed.  In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owners of any common stock beneficially owned by any of the other stockholders who have each entered into separate Voting Agreements for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 5(b).	Each of the Reporting Persons has shared power to vote or direct the vote and shared power to dispose or direct the disposition of all the Shares.

Item 5(c).	Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s common stock in the past 60 days.

Item 5(d).

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer’s common stock reported in this Schedule 13D.

Item 5(e).	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses in Items 4 and 5 are incorporated herein by reference.  In addition, pursuant to rights granted under the Third Lien Note Agreement, a majority in interest of the Designating Holders (as defined in the Third Lien Note Agreement) effective June 5, 2012 appointed Reade E. Griffith to succeed former Polygon employees as a non-voting board observer to attend and participate in the Issuer’s board meetings, subject to limitations set forth in the Third Lien Note Agreement, including the right of the Issuer to exclude the non-voting board observer from discussions not related to the Issuer’s radio spectrum assets, which collateralize the Third Lien Notes.  The Reporting Persons are the beneficial owners of approximately 7% of the outstanding Third Lien Notes and 26% of the outstanding Third Lien Notes held by the Designating Holders.

Except as set forth in response to this Item 6, other Items of the Statement, the agreements incorporated herein by reference and set forth as exhibits hereto, and the other agreements in connection with the Merger as described in the Issuer Form 8-K, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

1.	Joint Filing Agreement, dated as of August 10, 2012, by and among the Reporting Persons.

2.

Third Lien Subordinated Exchange Note Exchange Agreement, dated October 9, 2008, among NextWave Wireless Inc., NextWave LLC, certain subsidiary guarantors, the purchasers party thereto, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 4.2 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

3.

Forbearance Agreement, dated as of August 1, 2012, among NextWave Wireless LLC, NextWave Broadband Inc., NW

Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, NextWave Wireless Inc. and holders of the

Third Lien Notes (incorporated by reference to Exhibit 10.1 filed with the Issuer’s Current Report on Form 8-K filed with the SEC on August 6, 2012).

4.

Note Purchase Agreement, dated as of August 1, 2012, among AT&T Inc., the Holders listed on Schedule I thereto and Wilmington Trust, National Association as Holder Representative, in respect of the Third Lien Notes (incorporated by reference to Exhibit 99.3 filed with the Issuer’s Current Report on Form 8-K filed with the SEC on August 6, 2012).

5.	Voting Agreement dated as of August 1, 2012, by and between AT&T, Inc. and Polygon Recovery Fund L.P.

6.	Stock Transfer Agreement dated as of August 1, 2012, by and between Avenue AIV US, L.P., Avenue Investments, L.P. , Avenue Special Situations Fund IV, L.P. and Polygon Recovery Fund L.P.

7.

Registration Rights Agreement, dated as of October 9, 2008, among NextWave Wireless Inc., Avenue AIV US, L.P. and Sola, Ltd. (incorporated by reference to Exhibit 4.5 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

8.

Registration Rights Agreement Acknowledgement, dated as of July 2, 2009, entered into by NextWave Wireless Inc. (incorporated by reference to Exhibit 4.3 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2009).

Signature

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2012	POLYGON MANAGEMENT LTD.

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: August 10, 2012	POLYGON RECOVERY FUND GP

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: August 10, 2012	POLYGON RECOVERY MANAGER LP

By Polygon Management Ltd., its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: August 10, 2012	POLYGON RECOVERY FUND L.P.

By Polygon Recovery Fund GP, its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: August 10, 2012	POLYGON MANAGEMENT L.P.

By Polygon Management Ltd., its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: August 10, 2012	POLYGON GLOBAL PARTNERS LLP

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Principal

Date: August 10, 2012	POLYGON GLOBAL PARTNERS LP

By Polygon Management Ltd., its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: August 10, 2012	/s/ Reade E. Griffith
Reade E. Griffith

Date: August 10, 2012	/s/ Patrick G. G. Dear
Patrick G. G. Dear

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit 1

Joint Filing Agreement

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.007 per share, of NextWave Wireless Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: August 10, 2012	POLYGON MANAGEMENT LTD.

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: August 10, 2012	POLYGON RECOVERY FUND GP

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: August 10, 2012	POLYGON RECOVERY MANAGER LP

By Polygon Management Ltd., its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: August 10, 2012	POLYGON RECOVERY FUND L.P.

By Polygon Recovery Fund GP, its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: August 10, 2012	POLYGON MANAGEMENT L.P.

By Polygon Management Ltd., its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: August 10, 2012	POLYGON GLOBAL PARTNERS LLP

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Principal

Date: August 10, 2012	POLYGON GLOBAL PARTNERS LP

By Polygon Management Ltd., its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: August 10, 2012	/s/ Reade E. Griffith
Reade E. Griffith

Date: August 10, 2012	/s/ Patrick G. G. Dear
Patrick G. G. Dear

Exhibit 5

EXECUTION COPY

VOTING AGREEMENT

BY AND BETWEEN

AT&T INC.

AND

POLYGON RECOVERY FUND L.P.

Dated as of August 1, 2012

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is entered into as of August 1, 2012, between AT&T Inc., a Delaware corporation (“Parent”) and the undersigned (the “Stockholder”).

W I T N E S S E T H:

WHEREAS, as of the date hereof, the Stockholder holds and is entitled to vote (or to direct the voting of) the number of shares of voting common stock, par value $0.007 per share (the “Voting Common Shares”), of NextWave Wireless Inc., a Delaware corporation (the “Company”), set forth opposite the Stockholder’s name on Schedule I hereto (such Voting Common Shares, together with any other Voting Common Shares the voting power of which is acquired by such Stockholder during the period from the date hereof through the date on which this Agreement is terminated in accordance with its terms (such period, the “Voting Period”), are collectively referred to herein as the “Subject Shares”);

WHEREAS, the Company, Parent, and Rodeo Acquisition Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) are concurrently entering into an agreement and plan of merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which Merger Sub shall be merged with and into the Company, with the Company continuing as the surviving corporation thereafter (the “Merger”);

WHEREAS, the adoption of the Merger Agreement requires the affirmative vote of the holders of a majority in voting power of the outstanding Voting Common Shares;

WHEREAS, Parent and certain other holders of Voting Common Shares have entered into voting agreements, dated as of the date hereof and in the same form as this Agreement (the “Other Voting Agreements”); and

WHEREAS, as an inducement to Parent’s willingness to enter into the Merger Agreement and consummate the transactions contemplated by the Note Purchase Agreements, the Stockholder is entering into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1                                   Capitalized Terms.  For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement; provided, however, that no amendment or modification to any such term shall amend or modify its meaning for purposes hereof without the prior written consent of Stockholder.

ARTICLE II
VOTING AGREEMENT AND IRREVOCABLE PROXY

Section 2.1                                   Agreement to Vote the Subject Shares.  The Stockholder hereby agrees that, during the Voting Period, at any duly called meeting of the stockholders of the Company (or any adjournment or postponement thereof) the Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and it shall vote (or cause to be voted), in person or by proxy, all its Subject Shares:

(a)                                 in favor of a proposal to adopt the Merger Agreement and the transactions contemplated thereby and any other proposal related to the consummation of the Merger;

(b)                                 against any action or agreement that would reasonably be expected to impede or interfere with or would reasonably be expected to discourage the consummation of the Merger; and

(c)                                  against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement.

Section 2.2                                   Grant of Irrevocable Proxy.  If requested by Parent, the Stockholder shall appoint Parent and any designee of Parent, and each of them individually, as the Stockholder’s proxy, with full power of substitution and resubstitution, to vote during the Voting Period with respect to any and all of the Subject Shares on the matters and in the manner specified in Section 2.1.  The Stockholder shall take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of any such proxy.  The Stockholder affirms that any irrevocable proxy given by it with respect to the Merger Agreement and the transactions contemplated thereby shall be given to Parent by the Stockholder to secure the performance of the obligations of the Stockholder under this Agreement.  It is agreed that Parent (and its officers on behalf of Parent) will use the irrevocable proxy that may be granted by the Stockholder only in accordance with applicable Law and only if the Stockholder fails to comply with Section 2.1 and that, to the extent Parent (and its officers on behalf of Parent) uses any such irrevocable proxy, it will only vote the Subject Shares subject to such irrevocable proxy with respect to the matters specified in, and in accordance with the provisions of, Section 2.1.

Section 2.3                                   Nature of Irrevocable Proxy.  Any proxy granted pursuant to Section 2.2 to Parent by the Stockholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by the Stockholder.  Any proxy that may be granted hereunder shall terminate upon the termination of this Agreement.

2

ARTICLE III
COVENANTS

Section 3.1                                   Subject Shares.

(a)                                 The Stockholder agrees that (i) from the date hereof until the Closing Date, it shall not, without Parent’s prior written consent, offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Subject Shares; and (ii) during the Voting Period it shall not, without Parent’s prior written consent, grant any proxies or powers of attorney with respect to any or all of the Subject Shares or agree to vote the Subject Shares on any matter or divest itself of any voting rights in the Subject Shares.

(b)                                 In the event of a stock dividend or distribution, or any change in the Subject Shares by reason of any stock dividend or distribution, split-up, recapitalization, combination, conversion, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction.

Section 3.2                                   Stockholder’s Capacity; Stockholder Designees.  All agreements and understandings made herein shall be made solely in the Stockholder’s capacity as a holder of the Subject Shares and not in any other capacity.  Stockholder will not (i) solicit, initiate, encourage, knowingly facilitate or induce any inquiry with respect to or that could reasonably be expected to lead to, or the making or submission of, any Company Alternative Proposal, (ii) participate in any discussions or negotiations (except with Parent and its Affiliates and their Representatives and other persons permitted by Parent) regarding, or furnish to any person any nonpublic information relating or with respect to, any Company Alternative Proposal, or in response to any inquiries or proposals that could reasonably be expected to lead to any Company Alternative Proposal, (iii) engage in discussions or negotiations with any person (except with Parent and its Affiliates and their Representatives and other persons permitted by Parent) with respect to any Company Alternative Proposal or (iv) enter into any letter of intent or similar document or any agreement or commitment providing for, any Company Alternative Proposal.  For the avoidance of doubt, the parties acknowledge that if the Stockholder has a nominee or affiliate on the Company’s board of directors, the parties agree that (i) such nominee(s) or affiliate(s) of the Stockholder on the Company’s board of directors (each, a “Stockholder Designee”) shall be free to act in their capacities as directors of the Company solely in accordance with their duties to the Company and its stockholders, (ii) nothing herein shall prohibit or restrict any Stockholder Designee from taking any action in facilitation of the exercise of his or her fiduciary duties pursuant to and in accordance with Section 5.3 of the Merger Agreement or otherwise and (iii) no action taken by a Stockholder Designee acting in his or her capacity as a director of the Company shall be deemed to be a breach by the Stockholder of this Agreement.

3

Section 3.3                                   Voting Trusts.  The Stockholder agrees that it will not, nor will it permit any entity under its control to, deposit any of its Subject Shares in a voting trust or subject any of its Subject Shares to any arrangement with respect to the voting of such Subject Shares other than as provided herein.

Section 3.4                                   Additional Agreements of Stockholder.  The Stockholder hereby:

(a)                                 irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent with respect to the Merger and the Merger Agreement that Stockholder may have now or at any time with respect to the Subject Shares; and

(b)                                 agrees not to commence, join in, or otherwise voluntarily participate or cooperate in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company, the Surviving Corporation, or any of their respective officers, directors or successors (i) challenging the validity of, or seeking to enjoin the operation of, any provision of the Merger Agreement, or (ii) alleging a breach of any fiduciary duty of any person in connection with the negotiation and entry into the Merger Agreement.

Section 3.5                                   Other Transaction Agreements.  Parent represents and warrants as of the date hereof that it has not entered into any Contract with the Company or its Subsidiaries necessary for the Closing relating to the Merger, other than the agreements listed in its letter to the Stockholder dated as of the date hereof.  Parent agrees that it shall not enter into any amendment to the Merger Agreement that is materially adverse to the Stockholder, in each case, without first receiving prior written consent of the Stockholders holding a majority of the Common Stock subject to this Agreement and the Other Voting Agreements, on a combined basis.  For purposes of this Section 3.5, any decrease in the per-share Merger Consideration (other reductions to the Contingent Payment Rights pursuant to the terms thereof) shall be deemed to be materially adverse to the Stockholder.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

The Stockholder hereby represents and warrants to Parent, severally, but not jointly, as follows:

Section 4.1                                   Due Organization, etc.  The Stockholder is a limited partnership duly organized and validly existing under the Laws of the jurisdiction of its organization. The Stockholder has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Stockholder have been duly authorized by all necessary action on the part of the Stockholder. This Agreement has been duly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by Parent) constitutes a valid and binding obligation of the Stockholder,

4

enforceable against the Stockholder in accordance with its terms, except to the extent enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and by general equitable principles.

Section 4.2                                   Ownership of Shares.  Schedule I hereto sets forth opposite the Stockholder’s name the Voting Common Shares over which the Stockholder has record and beneficial ownership as of the date hereof. As of the date hereof, the Stockholder is the lawful owner of the Voting Common Shares denoted as being owned by the Stockholder on Schedule I hereto and has the sole power to vote or cause to be voted such shares or shares power to vote or cause to be voted such shares solely with one or more other persons.  As of the date hereof, the Stockholder owns or holds the right to acquire the additional shares of voting capital stock of the Company and other securities of the Company or any interests therein set forth on Schedule I.  The Stockholder has good and valid title to the Voting Common Shares denoted as being owned by the Stockholder on Schedule I hereto, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than (i) those created by this Agreement, (ii) those existing under applicable securities laws, or (iii) as set forth on Schedule I hereto.

Section 4.3                                   No Conflicts.  (a) No filing with any Governmental Entity, and no authorization, consent or approval of any other person is necessary for the execution of this Agreement by the Stockholder and (b) none of the execution and delivery of this Agreement by the Stockholder, the consummation by the Stockholder of the transactions contemplated hereby or compliance by the Stockholder with any of the provisions hereof shall (i) conflict with or result in any breach of the organizational documents of the Stockholder, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of the Subject Shares or its assets may be bound or (iii) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as would not reasonably be expected to materially impair the Stockholder’s ability to perform its obligations under this Agreement.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to the Stockholder as follows:

Section 5.1                                   Due Organization, etc.  Parent is a Delaware corporation duly organized and validly existing under the Laws of the jurisdiction of its organization. Parent has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Parent have been duly authorized by all necessary action on the part of Parent. This Agreement has been duly executed and delivered by Parent and (assuming the due authorization, execution and delivery by the Stockholder) constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except to the extent enforcement is limited by bankruptcy,

5

insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and by general equitable principles.

Section 5.2                                   No Conflicts.  (a) No filing with any Governmental Entity, and no authorization, consent or approval of any other person is necessary for the execution of this Agreement by Parent and (b) none of the execution and delivery of this Agreement by Parent, the consummation by Parent of the transactions contemplated hereby or compliance by Parent with any of the provisions hereof shall (i) conflict with or result in any breach of the organizational documents of Parent, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which Parent is a party or by which Parent or any of its assets may be bound or (iii) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as would not reasonably be expected to materially impair Parent’s ability to perform its obligations under this Agreement.

Section 5.3                                   Availability of Funds.  Parent hereby affirms and makes herein to the Stockholder the representations and warranties set forth in Section 4.7 of the Merger Agreement, which representations and warranties are, in their entirety, incorporated herein by reference.

ARTICLE VI
TERMINATION

Section 6.1                                   Termination.  This Agreement shall automatically terminate, and neither Parent nor the Stockholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the earliest to occur of:  (a) the mutual written consent of Parent and the Stockholder; (b) the receipt of the Company Stockholder Approval; provided, however, that the provisions of Section 3.1(a)(i) of this Agreement shall survive the automatic termination of this Agreement pursuant to this Section 6.1(b) and remain in full force and effect until the Closing Date; (c) date of termination of the Merger Agreement in accordance with its terms; and (d) the date of any material modification, waiver or amendment of the Merger Agreement that reduces the Merger Consideration pursuant to the Merger Agreement as in effect on the date hereof.  The termination of this Agreement shall not prevent either party from seeking any remedies (at law or in equity) against the other party or relieve either party from liability for such party’s willful and material breach of any terms of this Agreement. Notwithstanding anything to the contrary herein, the provisions of Article VII shall survive the termination of this Agreement.

ARTICLE VII
MISCELLANEOUS

Section 7.1                                   Publication.  The Stockholder hereby permits the Company and Parent to publish and disclose in the Company Disclosure Schedule the Stockholder’s identity and ownership of Voting Common Shares and the nature of its commitments, arrangements and understandings pursuant to this Agreement.

6

Section 7.2                                   Further Actions.  Each of the parties hereto agrees to take any all actions and to do all things reasonably necessary or appropriate to effectuate this Agreement.

Section 7.3                                   Fees and Expenses.  As between the parties, except as provided elsewhere expressly in this Agreement, whether or not the Merger is consummated, all costs and expenses (including the fees and expenses of investment bankers, accountants and counsel) incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses.

Section 7.4                                   Amendments, Waivers, etc.  This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the parties hereto. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

Section 7.5                                   Notices.  Any notice, request, instruction or other document required to be given hereunder shall be sufficient if in writing, and sent by confirmed facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

If to Parent, to

AT&T Inc.
208 S. Akard St., Suite 3702
Dallas, Texas 75202
Facsimile:	(214) 746-2103
Attention:	Wayne Watts
Senior Executive Vice President and General Counsel

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, California 90067
Facsimile:	(310) 712-8890
Attention:	Eric M. Krautheimer

7

If to the Stockholder:

Polygon Recovery Fund L.P.
c/o Polygon Global Partners LP
399 Park Avenue, 22nd Floor
New York, New York 10022
Facsimile:  (732) 556-2245

or to such other person or address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.  Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later.  Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 7.6                                   Headings.  Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

Section 7.7                                   Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application of such provision to any person or any circumstance, is invalid or unenforceable (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 7.8                                   Entire Agreement; Assignment.  This Agreement constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.  Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

Section 7.9                                   Parties in Interest.  Subject to Section 3.2, Parent and Stockholder hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including, without

8

limitation, the right to rely upon the representations and warranties set forth herein.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 7.4 without notice or liability to any other person.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto.  Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 7.10                            Interpretation.  When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented in accordance with the terms hereof, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  References to a person are also to its permitted successors and assigns.  Each of the parties has participated in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 7.11                            Governing Law.  THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

Section 7.12                            Specific Performance.  The parties acknowledge that any breach of this Agreement would give rise to irreparable harm for which monetary damages would not be an adequate remedy and that, in addition to other rights or remedies, the parties shall be entitled to seek enforcement of any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened

9

breaches of any of the provisions of this Agreement, without the necessity of proving the inadequacy of monetary damages as a remedy.

Section 7.13                            Submission to Jurisdiction.  The parties hereby irrevocably submit to the personal jurisdiction of the Court of Chancery of the State of Delaware, or, if the Chancery Court declines jurisdiction, the United States District Court for the District of Delaware or the courts of the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with relating to such action, suit or proceeding shall be heard and determined in such courts.  The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 7.5 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

Section 7.14                            Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.14.

Section 7.15                            Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile or otherwise) to the other parties.

[The remainder of this page is intentionally left blank.]

10

IN WITNESS WHEREOF, Parent and the Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

AT&T INC.

By:	/s/ Rick L. Moore
	Name:	Rick L. Moore
	Title:	SVP - Corporate Development

POLYGON RECOVERY FUND L.P.

By:	/s/ Reade Griffith
	Name:	Reade Griffith
	Title:	Principal

[Signature Page to Voting Agreement]

Schedule I
Ownership of Voting Common Shares

Name and Address of the Stockholder	Number of Voting Common Shares
Polygon Recovery Fund L.P. c/o Polygon Global Partners LP 399 Park Avenue, 22nd Floor New York, New York 10022 Facsimile: (732) 556-2245	2,500,000

Permitted liens:

Exhibit 6

Execution Version

STOCK TRANSFER AGREEMENT

This Stock Transfer Agreement (this “Agreement”) is made and entered into as of August 1, 2012, (the “Effective Date”) by and among Polygon Recovery Fund L.P., a Cayman Islands limited partnership (“Purchaser”) and the sellers listed on Schedule A hereto (collectively, “Seller”).

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from Seller the number of shares of common stock of Nextwave Wireless Inc. (the “Company”) as set forth on Schedule A hereto;

NOW, THEREFORE, for good and valuable consideration, the parties hereby agree as follows.

1.                                      SALE AND PURCHASE OF SHARES.  On the Effective Date and subject to the terms and conditions of this Agreement, Seller hereby sells to Purchaser, and Purchaser hereby purchases from Seller an aggregate of 2,500,000 (two million five hundred thousand) shares of the Company’s Common Stock, (collectively, the “Shares”) in the proportions set forth on Schedule A hereto, for an aggregate purchase price of $0.01 (the “Purchase Price”).

2.                                      CLOSING.

2.1                               Closing Date.  The closing of the purchase and sale of the Shares as contemplated by Section 1 shall take place on the date that is five (5) business days after the Effective Date, or at such other time and date as the Seller and the Purchaser mutually agree upon orally or in writing (which time and date are designated as the “Closing”).

2.2                               Deliveries.  At the Closing, (i) the Seller agrees to deliver to the Company all stock certificates representing the Shares duly endorsed for transfer to the Purchaser (or accompanied by separate duly executed stock powers in favor of the Purchaser) and any other documentation reasonably requested by the Company and/or the Purchaser to effect the transfer of the Shares in accordance with the terms hereof and (ii) the Purchaser agrees to pay the Purchase Price for the Shares to the Seller by check or wire transfer.

3.                                      REPRESENTATIONS AND WARRANTIES OF PURCHASER.  Purchaser represents and warrants to Seller as follows.

3.1                               Authority.  Purchaser has full organizational and legal power and authority under its organizational documents, applicable law and otherwise to enter into and perform its obligations under this Agreement.  Purchaser  has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization as the type of entity that it purports to be and all corporate or other entity actions necessary to authorize the transactions contemplated by this Agreement have been duly taken.  The signatory executing this Agreement on behalf of Purchaser is qualified and has the power to act and is properly exercising his, her, or its powers under the organizational documents of the Purchaser in connection with the execution and delivery of this Agreement and consummation of the transactions contemplated hereby.

3.2                               Purchase for Own Account for Investment.  Purchaser is purchasing the Shares for Purchaser’s own account, for investment purposes only and not with a view to, or for sale in connection with, a distribution of the Shares within the meaning of the Securities Act of 1933, as amended (the “1933 Act”).  Purchaser was not formed for the specific purpose of acquiring the Shares.

3.3                               Accredited Investor.  Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act.

3.4                               Access to Information; Sophisticated Purchaser.  Purchaser (a) is a sophisticated entity familiar with transactions similar to those contemplated by this Agreement, (b) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the purchase of the Shares, (c) has independently and without reliance upon Seller, and based on such information and the advice of such advisors as Purchaser has deemed appropriate, made its own analysis and decision to enter into this Agreement.  Purchaser has not relied on Seller for any information regarding the Company, the Shares, or the value of any of the Shares.  Purchaser acknowledges that none of Seller or its affiliates is acting as a fiduciary or financial or investment adviser to Purchaser, and that none of Seller or its affiliates has given Purchaser any investment advice, opinion or other information on whether the purchase of the Shares is prudent.  Purchaser acknowledges that (i) Seller currently may have, and later may come into possession of, information with respect to the Company that is not known to Purchaser and that may be material to a decision to purchase the Shares (“Purchaser Excluded Information”), (ii) Purchaser has determined to purchase the Shares notwithstanding its lack of knowledge of the Purchaser Excluded Information and (iii) Seller shall have no liability to Purchaser, and Purchaser waives and releases any claims that it might have against Seller whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Purchaser Excluded Information in connection with the sale of the Shares and the transactions contemplated by this Agreement.  Purchaser understands that Seller will rely on the accuracy and truth of the foregoing representations, and Purchaser hereby consents to such reliance.

3.5                               Purchaser’s Qualifications.  Purchaser either alone or with its purchaser representative(s) (as defined in Rule 501(h) of Regulation D, promulgated under the 1933 Act), has such knowledge and experience in financial and business matters that Purchaser is capable of evaluating the merits and risks of this prospective investment, has the capacity to protect Purchaser’s own interests in connection with this transaction, and is financially capable of bearing a total loss of the Shares.  Furthermore, Purchaser is able to fend for itself in the transactions contemplated by this Agreement and has the ability to bear the economic risk of this investment indefinitely.

3.6                               No General Solicitation.  At no time was Purchaser presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television, Internet or other form of general advertising or solicitation in connection with the Shares.

3.7                               Compliance with Securities Laws.  Purchaser understands and acknowledges that, in reliance upon the representations and warranties made by Purchaser herein, the Shares have not been and are not being registered with the Securities and Exchange

2

Commission under the 1933 Act, and have not been and are not being qualified under any other state securities or blue sky laws, but instead are being transferred under an exemption or exemptions from the registration and qualification requirements of the 1933 Act or other applicable securities laws which impose certain restrictions on Purchaser’s ability to transfer the Shares.

4.                                      REPRESENTATIONS AND WARRANTIES OF SELLER. Seller represents and warrants to the Purchaser as follows.

4.1                               Transfer for Own Account.  Seller is selling the Shares for Seller’s own account only and not with a view to, or for sale in connection with, a distribution of the Shares within the meaning of the 1933 Act.  No portion of the Purchase Price will be received indirectly by the Company.

4.2                               No General Solicitation.  At no time has Seller presented Purchaser or any other party with or solicited Purchaser or any other party through any publicly issued or circulated newspaper, mail, radio, television, Internet or other form of general advertising or solicitation in connection with the transfer of the Shares.

4.3                               No Broker-Dealer.  Seller has not effected this transfer of the Shares by or through a broker-dealer in any public offering.

4.4                               Title to Shares.  Seller has valid marketable title to the Shares, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest.  Upon the sale and transfer of the Shares, and payment therefor, in accordance with the provisions of this Agreement, Purchaser will acquire valid marketable title to the Shares, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest.

4.5                               Authority.  Seller has full organizational and legal power and authority under its organizational documents, applicable law and otherwise to enter into and perform its obligations under this Agreement and to transfer the Shares under this Agreement.  Seller has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization as the type of entity that it purports to be and all corporate or other entity actions necessary to authorize the transactions contemplated by this Agreement have been duly taken.  The signatory executing this Agreement on behalf of Seller is qualified and has the power to act and is properly exercising his, her, or its powers under the organizational documents of the Seller in connection with the execution and delivery of this Agreement and consummation of the transactions contemplated hereby.

4.6                               Access to Information; Sophisticated Seller.  Seller (a) is a sophisticated entity familiar with transactions similar to those contemplated by this Agreement, (b) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Shares, and (c) has independently and without reliance upon Purchaser, and based on such information and the advice of such advisors as Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement. Seller has not relied on Purchaser for any information regarding the Company, the Shares, or the value of any of the Shares.  Seller acknowledges that none of Purchaser or its affiliates is acting as a

3

fiduciary or financial or investment adviser to Seller, and that none of Purchaser or its affiliates has given Seller any investment advice, opinion or other information on whether the sale of the Shares is prudent.  Seller acknowledges that (i) Purchaser currently may have, and later may come into possession of, information with respect to the Company that is not known to Seller and that may be material to a decision to sell the Shares (“Seller Excluded Information”), (ii) Seller has determined to sell the Shares notwithstanding its lack of knowledge of the Seller Excluded Information and (iii) Purchaser shall have no liability to Seller, and Seller waives and releases any claims that it might have against Purchaser whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Seller Excluded Information in connection with the sale of the Shares and the transactions contemplated by this Agreement.  Seller understands that Purchaser will rely on the accuracy and truth of the foregoing representations, and Seller hereby consents to such reliance.

5.                                      GENERAL PROVISIONS.

5.1                               Fees and Expenses.  Irrespective of whether the Closing is effected, each party shall pay all costs and expenses it incurs with respect to the negotiation, execution, delivery and performance of this Agreement.

5.2                               Successors and Assigns; Assignment.  Except as otherwise provided in this Agreement, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives.

5.3                               Governing Law.  This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to that body of laws pertaining to conflict of laws.

5.4                               Dispute Resolution.  The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the federal or state courts located in the State of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal or state courts located in the State of New York, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

5.5                               Notices.  Any and all notices required or permitted to be given to a party pursuant to the provisions of this Agreement will be in writing and will be effective and deemed to provide such party sufficient notice under this Agreement on the earliest of the following:  (a) at the time of personal delivery, if delivery is in person; (b) one (1) business day after deposit with an express overnight courier for United States deliveries, or (c) three (3) business days after deposit in the United States mail by certified mail (return receipt requested) for United States deliveries.  All notices not delivered personally will be sent with postage and/or other charges

4

prepaid and properly addressed to the party to be notified at the address set forth below the signature lines of this Agreement or at such other address as such other party may designate by one of the indicated means of notice herein to the other party hereto.  A “business day” shall be a day, other than Saturday or Sunday, when the banks in the city of New York are open for business.

5.6                               Further Assurances.  The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

5.7                               Titles and Headings.  The titles, captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this Agreement.

5.8                               Entire Agreement.  This Agreement and the documents referred to herein constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

5.9                               Severability.  If any provision of this Agreement is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto.  If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement.  Notwithstanding the forgoing, if the value of this Agreement based upon the substantial benefit of the bargain for any party is materially impaired, which determination as made by the presiding court or arbitrator of competent jurisdiction shall be binding, then both parties agree to substitute such provision(s) through good faith negotiations.

5.10                        Amendment and Waivers.  This Agreement may be amended only by a written agreement executed by each of the parties hereto.  No amendment of or waiver of, or modification of any obligation under this Agreement will be enforceable unless set forth in a writing signed by the party against which enforcement is sought.  Any amendment effected in accordance with this section will be binding upon all parties hereto and each of their respective successors and assigns.  No delay or failure to require performance of any provision of this Agreement shall constitute a waiver of that provision as to that or any other instance.  No waiver granted under this Agreement as to any one provision herein shall constitute a subsequent waiver of such provision or of any other provision herein, nor shall it constitute the waiver of any performance other than the actual performance specifically waived.

5.11                        Public Disclosure.  Each party acknowledges that the other party is obligated to disclose and file a copy of this Agreement in connection with such party’s disclosure obligations under its Schedule 13D pursuant to the United States federal securities laws and agrees that nothing in this Agreement shall restrict the other party’s ability to make such disclosures or filing.

5

5.12                        Counterparts; Facsimile Signatures.  This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement.  This Agreement may be executed and delivered by facsimile or other means of electronic delivery and upon such delivery the signature will be deemed to have the same effect as if the original signature had been delivered to the other party.

[Signature page follows]

6

IN WITNESS WHEREOF, the Seller and Purchaser have each executed this Stock Transfer Agreement, as of the Effective Date.

SELLER:

Each of the following:

AVENUE AIV U.S., L.P.
By:	Avenue AIV US Genpar, LLC its general partner

	By:	/s/ Sonia Gardner
Name: Sonia Gardner
Title: Member
Address: 399 Park Avenue, 6th Floor, New York, NY 10022

AVENUE INVESTMENTS, L.P.
By:	Avenue Partners, LLC, its general partner

	By:	/s/ Sonia Gardner
Name: Sonia Gardner
Title: Member
Address: 399 Park Avenue, 6th Floor, New York, NY 10022

AVENUE SPECIAL SITUATIONS FUND IV, L.P.
By:	Avenue Capital Partners IV, LLC, its general partner
	By:	GL Partners IV, LLC, its managing member

	By:	/s/ Sonia Gardner
Name: Sonia Gardner
Title: Member
Address: 399 Park Avenue, 6th Floor, New York, NY 10022

[SIGNATURE PAGE TO STOCK TRANSFER AGREEMENT]

PURCHASER:

POLYGON RECOVERY FUND, L.P.
By:	Polygon Global Partners LP, its investment manager

	By:	/s/ Reade Griffith
Name: Reade Griffith
Title: Principal
Address: 399 Park Avenue, 22nd Floor, New York, NY 10022

[SIGNATURE PAGE TO STOCK TRANSFER AGREEMENT]

SCHEDULE A

Seller	Number of Shares

Avenue AIV U.S., L.P., a Delaware limited partnership	2,397,367

Avenue Investments, L.P., a Delaware limited partnership	7,409

Avenue Special Situations Fund IV, L.P., a Delaware limited partnership	95,224